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As filed with the Securities and Exchange Commission on July 2, 2003	Registration No. 333-105304

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Amendment No. 1 to

FORM F-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Genesys S.A.

(Exact name of registrant as specified in its charter)

Republic of France (State or Other Jurisdiction of Incorporation or Organization)	N/A (I.R.S. Employer Identification Number)

954-980, avenue Jean Mermoz
34000 Montpellier
France
(Telephone: +33 4 99 13 27 67)
(Address and Telephone Number of Registrant’s Principal Executive Offices)

Margie Medalle
Genesys Conferencing Inc.
9139 South Ridgeline Blvd.
Highlands Ranch, CO 80129
(Telephone: +1 303 267-1272)
(Name, Address and Telephone Number of Agent For Service)

Copies to:

Andrew A. Bernstein
Cleary, Gottlieb, Steen & Hamilton
41 Avenue de Friedland
Paris 75008 France

Approximate date of commencement of proposed sale to the public: as soon as practicable after the effective date of the Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered (1)	Proposed maximum offering price per unit (2) (3)	Proposed maximum aggregate offering price (3)	Amount of registration fee (4)

Ordinary Shares	3,636,364	$2.55	$9,245,600	$747.97

(1)
Includes up to 2,725,455 ordinary shares that are offered outside the United States but that may be resold from time to time in the United States under circumstances requiring the delivery of a prospectus. The ordinary shares are not being registered for the purpose of sales outside the United States.

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended.
(3)	Based on an exchange rate of € 0.865 = U.S. $1.00.
(4)	Previously paid.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

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GENESYS S.A.

We are offering 2,814,944 ordinary shares in the form of ordinary shares or American depositary shares. If certain of our stock options and other convertible securities are exercised or converted, the offer may be increased to 3,094,575 ordinary shares. Our new ordinary shares are being offered in a rights offering pursuant to statutory preferential rights under French law to existing holders of our ordinary shares and ADSs.

If you own ADSs:

•	You will receive one ADS right to purchase new ADSs for each ADS you own on the ADS record date, July 9, 2003.

•	You will need twenty-two ADS rights to purchase four new ADSs. Each ADS represents one-half of one share.

•	You may only subscribe for whole new ADSs in multiples of four.

•
You must deposit U.S.$1.35 for each new ADS you purchase (equivalent to the share subscription price in euros at the exchange rate on June 30, 2003, adjusted to reflect the ADS/share ratio, plus an additional amount to provide for possible exchange rate fluctuations and to pay the fees and expenses of the ADS depositary). Mandatory currency exchange adjustments may require you to pay more than U.S.$1.35 per new ADS before you receive your new ADSs.

•	If you decide not to buy any new ADSs the ADS rights agent will attempt to sell the underlying share rights for you on or about July 21, 2003.

•	You must exercise your ADS rights before 5:00 p.m., New York City time, on July 18, 2003. ADS rights not exercised at that time will lapse.
If you own ordinary shares:

•	You will receive one right to purchase new ordinary shares for each ordinary share you own on the share record date, July 9, 2003.

•	You will be able to sell these rights on Euronext Paris if you decide not to buy any new ordinary shares.

•	You will need eleven share rights to purchase two new ordinary shares.

•	You may only subscribe for whole new ordinary shares in multiples of two.

•	Each new ordinary share will cost you €2.20.

•	You must exercise your share rights on or before 5:00 p.m., Paris time, on July 23, 2003. Rights not exercised at that time will lapse.

Listings:

•	Our ADSs are listed on the Nasdaq National Market under the symbol “GNSY”. On July 1, 2003, the closing price of our ADSs on the Nasdaq National Market was U.S.$2.33.

•	ADS rights will not be listed on any securities exchange and are not transferable. We expect that the new ADSs will be listed on the Nasdaq National Market.

•	Our ordinary shares are listed on the Nouveau Marché of Euronext Paris S.A. On July 1, 2003, the closing price of our ordinary shares on the Nouveau Marché was €4.17.

•	Share rights will be listed on the Nouveau Marché of Euronext Paris S.A. from July 10, 2003 through July 23, 2003. We expect that the new ordinary shares will be listed on the Nouveau Marché.

Investing in our ordinary shares or ADSs involves risks that you should carefully consider before investing. See “Risk Factors” beginning on page 8.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We expect to realize approximately €6.2 million from the offering of the ADSs and ordinary shares before deduction of fees and expenses, assuming that all rights are exercised. The subscription price we will receive is €2.20 per new ordinary share and €1.10 (approximately U.S.$1.26) per new ADS.

We expect to deliver the ordinary shares purchased through the exercise of rights on August 5, 2003.

Dated July 2, 2003

TABLE OF CONTENTS

Page

Where You Can Find More Information	2

Incorporation of Certain Documents by Reference	2

Forward-Looking Statements	3

Prospectus Summary	4

Risk Factors	8

The Offer and Listing	14

Exchange Rate Information and the European Monetary System	15

Capitalization and Indebtedness	16

Recent Developments	17

Reasons for Offer and Use of Proceeds	18

The Rights Offering	19

Taxation	25

Legal Matters	30

Experts	30

Enforceability of Civil Liabilities	30

You should rely only on the information contained or incorporated in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell ordinary shares and ADSs and seeking offers to buy ordinary shares and ADSs only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the ordinary shares or ADSs. In this prospectus “we,” “us” and “our” refer to Genesys S.A. and its consolidated subsidiaries.

Unless otherwise indicated, monetary amounts mentioned in this prospectus are in euros, and convenience translations of U.S. dollar amounts are provided using the June 30, 2003 Noon Buying Rate.

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WHERE YOU CAN FIND MORE INFORMATION

We have filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-3 under the Securities Act. This prospectus does not contain all of the information included in the registration statement, certain parts of which have been omitted in accordance with the rules and regulations of the SEC. For further information about Genesys S.A. and our ordinary shares, you should refer to our registration statement and its exhibits. This prospectus summarizes the contents of contracts and other documents that we refer you to. Because this prospectus may not contain all of the information that is important to you, you should review the full text of these documents. We have included copies of these documents as exhibits to our registration statement.

We are subject to the reporting requirements of the Securities Exchange Act of 1934 (the “Exchange Act”) and file reports, including annual reports on Form 20-F, and other information with the SEC. However, as a foreign private issuer, we and our shareholders are exempt from some of the Exchange Act reporting requirements. The reporting requirements that do not apply to us or our shareholders include the proxy solicitation rules, the rules regarding the furnishing of annual reports to stockholders, and Section 16 short-swing profit reporting for our officers and directors and for holders of more than 10% of our ordinary shares. You may read and copy any document we file with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington D.C. 20549. You can obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also obtain copies of documents that we file electronically with the SEC at http://www.sec.gov.

We maintain an Internet site at http://www.genesys.com that contains information about us. Information on that site is not incorporated by reference in this prospectus.

We provide The Bank of New York, as depositary under the deposit agreement for issuance of our ADSs, with annual reports in English as well as summaries in English or an English version of all notices of shareholders’ meeting and other reports and communications that we generally make available to our shareholders. Our annual reports include a review of our operations and annual audited consolidated financial statements prepared in accordance with U.S. GAAP. You may read these reports and other documents at The Bank of New York’s Corporate Trust Office at 101 Barclay Street, New York, New York 10286.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to another document that we have filed separately with the SEC. The information incorporated by reference is deemed to be a part of this document, except for any information superseded by information in this document. This prospectus incorporates by reference the following documents:

•	our annual report on Form 20-F for the fiscal year ended December 31, 2002, filed with the SEC on May 15, 2003.

•	our current reports on Form 6-K submitted to the SEC on June 5, June 6, and June 24, 2003.

•	certain of our current reports on Form 6-K, to the extent so identified therein, submitted to the SEC after the date of this prospectus and before this offering terminates.

This prospectus also incorporates by reference all subsequent filings that we may make pursuant to Sections 13(a), 13(c) or 15(d) of the Exchange Act before this rights offering terminates. Upon written or oral request, we will provide any person to whom this prospectus is delivered a copy of any of the documents that we have incorporated by reference into this prospectus but have not delivered with this prospectus. We will provide these documents at no cost to the person who requests them. You should send any request for documents to Genesys S.A., 954-980, avenue Jean Mermoz, 34000 Montpellier, France, Attention: Patrick Janel, Assistant General Counsel, Tel. +33 4 99 13 27 93.

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FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. We may also make written or oral forward-looking statements in our periodic reports to the Securities and Exchange Commission on Form 6-K, in our annual report to shareholders, in our proxy statements, in our offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties. Examples of such forward-looking statements include:

•	projections of operating revenues, net income, net earnings per share, capital expenditures, dividends, capital structure or other financial items or ratios;

•	statements about the future performance of the conferencing industry;

•	statements about our future economic performance or that of France, the United States or any other countries in which we operate; and

•	statements of assumptions underlying such statements.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statements. Such factors, some of which are discussed under “Risk Factors” beginning on page 8 of this prospectus, include but are not limited to:

•	uncertainties regarding the market for data conferencing and Web conferencing, and the pricing for these services;

•	the effects of technological change;

•	fluctuations in the value of our ordinary shares and ADSs and in the value of the Internet and telecommunications sectors; and

•	competition from telecommunications providers.

We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements.

Forward-looking statements speak only as of the date they are made. We do not undertake any obligation to update them in light of new information or future developments, except as required by U.S. securities laws.

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PROSPECTUS SUMMARY

This summary highlights important information contained in this prospectus. However, it may not contain important information that you should consider before purchasing the securities we are offering. For a more complete understanding of the offering, you should read this entire document carefully, as well as the additional documents to which we refer.

Our Company

We are the world’s leading independent specialist provider of interactive group communications services and applications, based on 2002 revenues. Since 2000, our revenues have grown significantly as a result of our acquisitions and, to a lesser extent, through organic growth, increasing from €92.4 million in 2000 to €179.0 million in 2001, to €200.7 million in 2002. Our acquisitions have also shifted our revenue base from Europe, which was our largest market in 2000 (accounting for 49.5% of our total revenues), to North America, which was our largest market in 2002 (accounting for 68.6% of our total revenues).
We believe we provide the most innovative and technologically advanced portfolio of group communications services, as well as customized, value-added conferencing. With services that range from simple conference calls to large-scale Internet broadcasts, and from audio to video, data and rich media, we provide group conferencing and managed event conferencing services that link remote participants and audiences at any time, enabling them to work, discuss and exchange ideas and information. We group our services into three categories of interactive group communications: Genesys Meeting Center, Genesys Events and Managed Services and Video Services.
We believe that we have the broadest global presence among all full-service independent group communications specialists, with more than 1,100 employees in 19 countries in Europe, North America, and the Asia/Pacific Rim region providing service to approximately 18,000 businesses as of December 31, 2002. Our global presence, comprehensive product offering and commitment to innovation have allowed us to attract the business of some of the world’s largest users of group communications services.
We believe our commitment to emerging interactive group communications tools, applications and technologies has been one of the cornerstones of our growth, and we are moving rapidly to capitalize on the opportunities provided by the Internet.

Our principal executive offices are located at “L’Acropole,” 954-980 Avenue Jean Mermoz, 34967 Montpellier Cedex 2, France and our telephone number is +33 4 99 13 27 67.

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SUMMARY OF THE RIGHTS OFFERING

Timetable for the Rights Offering

Record date for determining holders of ADSs receiving ADS rights	July 9, 2003

Record date for determining holders of shares receiving share rights	July 9, 2003

Beginning of the period during which ADS rights holders and share rights holders can subscribe for new ADSs or new ordinary shares, as the case may be	July 10, 2003

Trading of share rights expected to begin on Euronext Paris	July 10, 2003

End of the period during which ADS rights holders can subscribe for new ADSs	July 18, 2003

Trading of share rights ends and end of the period during which share rights holders can subscribe for new ordinary shares	July 23, 2003

Any excess deposit amount will be refunded to ADS holders on or as soon as practicable after	July 23, 2003

New ordinary shares delivered (on or about)	August 5, 2003

Certificates for new ADSs mailed on or as soon as practicable after	August 5, 2003

General:

Rights offering
We are offering 2,814,944 ordinary shares, in the form of ordinary shares or ADSs, in a rights offering to existing holders of our ordinary shares and ADSs. If certain of our Stock options or other convertible securities are exercised or converted, the offer may be increased up to a maximum of 3,094,575 ordinary shares.

•
ADS holders on the ADS record date will receive one ADS right for each ADS they hold. Twenty-two ADS rights give their holders the right to purchase four ADSs, at a price of €1.10 (approximately U.S.$1.26 per American Depositary Share) subject to adjustment for currency exchange rates as described below. Each ADS represents one-half of an ordinary share.

•
Each ordinary shareholder on the share record date will receive one right for each ordinary share they hold. Eleven rights give their holders the right to purchase two ordinary shares, at a price of €2.20 per share.

Subscription by principal shareholders
Our principal shareholders are Universal Capital Partners (which held 11.63% of our share capital and 11.29% of our voting rights as of March 30, 2003) and Part’Com S.A. (which together with certain of its affiliates held 3.70% of our share capital and 5.38% of our voting rights as of March 30, 2003). They have agreed to subscribe to a number of shares sufficient to ensure that the gross proceeds from the rights offering will be at least €6 million. See “Reasons for Offer and Use of Proceeds.”

Use of Proceeds
Assuming the sale of all of the ordinary shares and ADSs offered by this prospectus at a subscription price of €2.20 per ordinary share (or €1.10 (approximately U.S.$1.26) per American Depositary Share), we will receive €6,192,876.80 before paying the expenses of this offering, which are estimated to be €300,000. The net proceeds of this offering will be placed in an escrow account and used to repay principal on our outstanding 3% convertible bonds due September 2004. See “Reasons for Offer and Use of Proceeds” on page 18.

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Holders of ADSs:

ADS rights offering
Each ADS you hold of record on the ADS record date will entitle you to receive one ADS right. Twenty-two ADS rights will entitle you to purchase four new ADSs (each ADS represents one-half of one ordinary share). The Bank of New York, as ADS rights agent, will send to record holders of ADSs a non-transferable ADS rights certificate indicating how many ADS rights they own. We will only issue a whole number of new ordinary shares, so new ADSs can be subscribed only in multiples of four ADSs. The Bank of New York, as ADS rights agent, will endeavor to sell the share rights representing any fractional entitlements to new ordinary shares and distribute the net proceeds, if any, of such sales pro rata to the holders of the ADS rights entitled to them.

ADS record date	July 9, 2003.

ADS subscription price
The U.S. dollar equivalent of €1.10. In addition, subscribing ADS holders must pay the depositary’s issuance fee of up to $.05 per new ADS and the depositary’s expenses. Subscribing ADS holders must deposit $1.35 per new ADS subscribed for, which respresents the subscription price for one-half of one new ordinary share based on an exchange rate of $1.15 per euro, plus an additional amount to cover possible currency exchange rate fluctuation, the depositary’s issuance fee and expenses. If this amount deposited with the ADS rights agent is insufficient to pay the share subscription price in euros on or about July 21, 2003 and the fees and expenses referred to above, the ADS rights agent will pay the shortfall, which you will need to reimburse prior to your receiving any new ADSs. If the amount deposited with the ADS rights agent is more than the final amount required to cover the subscription price and the fees and expenses referred to above, the ADS rights agent will pay you the excess without interest. If you subscribe for new ADSs, you will bear the risk of all exchange rate fluctuations relating to the exercise of ADS rights. See “The Rights Offering — Offering to ADS Holders — ADS Subscription Price.”

ADS rights exercise period	From July 10, 2003 through 5:00 p.m., New York City time, on July 18, 2003.

Procedure for exercising ADS rights
If you hold ADSs directly, you may exercise your ADS rights by delivering a properly completed subscription form and full payment of the deposit amount for the new ADSs being purchased to the ADS rights agent prior to 5:00 p.m., New York City time, on July 18, 2003. If you hold ADSs through The Depository Trust Company, you may exercise your ADS rights by timely delivering to the ADS rights agent completed subscription instructions through The Depository Trust Company’s PSOP Function using the “agent subscriptions over PTS” procedure accompanied by payment in full of the deposit amount. We have provided more detailed instructions on how to exercise the ADS Rights under “The Rights Offering” beginning with the section “Exercise of ADS Rights.”

Exercise of ADS rights irrevocable	You may not revoke, cancel or otherwise modify the exercise of your ADS rights once you have exercised them.

Unexercised ADS rights
If you do not exercise your ADS rights, following the expiration of the exercise period for the ADS rights, the ADS rights agent will attempt to sell any share rights underlying such ADS rights at the prevailing market price at which the share rights are then trading on the Nouveau Marché of Euronext Paris. Net proceeds, if any, of such sale will be remitted to you after the expiration of the share rights exercise period. Neither we nor the ADS rights agent guarantees that any such sale will be consummated or the amount of any net proceeds.

New ADSs	Your specific rights in the new ADSs and in the ordinary shares underlying the new ADSs are set out in a deposit agreement among us, The Bank of New York, as

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depositary, and the holders of ADSs. To understand the terms of the new ADSs, you should carefully read Item 12 “Description of Securities Other Than Equity Securities — American Depositary Shares” in our annual report on Form 20-F for the year ended December 31, 2002.

Listing	Our ADSs are listed on the Nasdaq National Market under the symbol “GNSY.” ADS rights will not be listed or quoted on any stock exchange or quotation system.

ADS rights agent	The Bank of New York.

Delivery of ADRs
The Bank of New York will make ADRs evidencing new ADSs available to each holder who subscribes for new ADSs after it receives the new ordinary shares, which we expect to occur on or about August 5, 2003. The Bank of New York must receive any shortfall arising from the conversion of the deposit amount in U.S. dollars into euros before it will deliver the ADRs evidencing the new ADSs.

Holders of Shares:

Share rights offering
Each ordinary share you hold of record on the record date will entitle you to receive one ordinary share right. Eleven ordinary share rights will entitle you to purchase two new ordinary shares. We will only issue a whole number of new ordinary shares that is a multiple of two ordinary shares.

Share record date	July 9, 2003

Share ex-rights date	July 10, 2003.

Share subscription price	€2.20 per share

Share rights exercise period	From July 10, 2003 through July 23, 2003

Procedure for exercising share rights
You may exercise your share rights by delivering a properly completed subscription form and full payment of the share subscription price for the new ordinary shares being purchased to the broker or custodian through which you hold your ordinary shares. Deposit in the mail does not constitute delivery. We have provided more detailed instructions on how to exercise the rights under “The Rights Offering” beginning with the section “— Exercise of Share Rights.”

Exercise of share rights irrevocable	You may not revoke, cancel or otherwise modify the exercise of your rights once you have exercised them.

Listing
Our ordinary shares are listed on the Nouveau Marché of Euronext Paris. Share rights will be listed on the Nouveau Marché of Euronext Paris during the share rights trading period. Share rights will not be listed or quoted on any stock exchange or quotation system in the United States.

Clearing systems identification numbers	The identification numbers for our ordinary shares are as follows: ISIN: FR0000039554 Euroclear France: 3955

Transferability
You may transfer all or any portion of your share rights on Euronext Paris. If you transfer or sell your share rights, you will have no further right to purchase new ordinary shares in the share rights offering with respect to the share rights transferred or sold.

Share rights trading period	From July 10, 2003 through July 23, 2003.

Delivery of new shares	New ordinary shares purchased by exercising share rights will be delivered by book-entry credit to participants’ accounts with Euroclear France on or about August 5, 2003.

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RISK FACTORS

Risks Relating to Our Company

Our high level of debt may limit our operating flexibility.

We are highly leveraged. As of December 31, 2002, we had €121.6 million of financial debt, the bulk of which was incurred under a $125 million credit facility agreement that we entered into in April 2001 and thereafter amended. This credit facility requires us to comply with certain covenants, including the maintenance of financial ratios relating to leverage, interest cover and cash coverage, and limits on our capital expenditures. This credit facility is described in more detail in Item 5 “Operating and Financial Review and Prospects — Liquidity and Capital Resources” of our annual report on Form 20-F for the year ended December 31, 2002 and is included as an exhibit under Item 19 to that annual report. If we fail to comply with our covenants, our lenders could require us to repay the entire amount outstanding under our credit facility immediately.

Our high degree of leverage can have important consequences for our business, such as:
•	limiting our ability to make capital investments in order to expand our business;

•	limiting our ability to borrow additional amounts for working capital, capital expenditures, debt service requirements or other purposes;

•
limiting our ability to invest operating cash flow in our business, because we use a substantial portion of these funds to pay debt service and because our covenants restrict the amount of our investments;

•	limiting our ability to withstand business and economic downturns, because of the high percentage of our operating cash flow that is dedicated to servicing our debt; and

•	limiting our ability to pay dividends.

If we cannot pay our debt service or if we fail to meet our covenants, we could have substantial liquidity problems. In those circumstances, we might have to sell assets, delay planned investments, obtain additional equity capital or restructure our debt. Depending on the circumstances at the time, we may not be able to accomplish any of these actions on favorable terms or at all.

On April 30, 2003, we signed an amendment to our $125 million credit facility agreement with our lenders to extend the principal repayment schedule under our credit facility. The amendment is described in Item 5 “Operating and Financial Review and Prospects — Recent Developments” of our annual report on Form 20-F for the year ended December 31, 2002. It requires us to satisfy a number of conditions, including completing this rights offering by August 31, 2003 and obtaining the approval of our 3% convertible bond holders to a partial extension of the maturity of those bonds (the approval of the convertible bondholders has been obtained). If any of those conditions is not satisfied, the extension of the principal repayment schedule under our credit facility in years subsequent to 2003 will become void, we will be required to make significant principal payments beginning in January 2004, and we will need to negotiate with our lenders or obtain alternative financing (which might not be available) in order to avoid significant liquidity problems.
We may not grow as quickly as we hope because the markets for data conferencing and Web conferencing, which we target for a substantial part of our future growth, are in very early stages of development and may not develop as expected.

A significant part of our growth strategy relies on expansion in the data conferencing and Web conferencing businesses. While we believe these markets are growing and have tremendous potential, they are currently very small, and we cannot assure you that they will continue to develop significantly or at all. If these markets do not continue to develop, or if they develop more slowly than we anticipate, then we will not grow as quickly or profitably as we hope.

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Web conferencing services will compete with our traditional audio and video services, which may cause us to lose market share and to experience lower margins.

If Web conferencing services are perceived as an equal quality but lower-cost alternative to our traditional audio and video conferencing services, and if other companies capture a greater share of the Web conferencing market than we do, we may lose market share for virtual communications services or experience lower margins. If high quality Internet-based services are offered by third parties for free or at significantly lower cost than our traditional audio and video conferencing services, any positive effect on our results of operations resulting from our newer Internet-based services may be outweighed by negative effects on our traditional business. If we are unable to successfully respond to changes in Web conferencing technology and pricing models, we may lose customers or experience declining margins.

If we are unable to keep up with rapid changes in technology, our products and services could become obsolete.

The market for our products and services is marked by rapid technological change, frequent new product introductions and technology enhancements, changes in client demands and evolving industry standards. New products and services based on new or improved technologies or new industry standards can render existing products and services obsolete and unmarketable. To succeed, we will need to enhance our current products and service offerings and develop new products and services on a timely basis to keep pace with developments related to interactive communication technology and to satisfy the increasingly sophisticated requirements of our clients. If we fail to do so, our products and services could become unmarketable, which would adversely affect our business, financial condition and results of operations.

The process of developing our products and services is extremely complex and requires significant continuing development efforts. Our investments in research and development are significant and are likely to increase. Any delays in developing and releasing enhanced or new products and services or in keeping pace with continuous technological change could harm our business, financial condition and results of operations.

Our services may be interrupted by technological problems or affected by human error, which may cause us to lose customers.

We depend on the performance of our sophisticated information systems to deliver services to our customers. This dependence will increase as we offer more complex data and Web-based services. Heavy usage of the systems or technological failures could cause delays or could cause the system to break down for a period of time. Although we have backup systems and perform regular maintenance with a view to minimizing the occurrences of technical failures, we cannot eliminate all risk of technical problems, which are likely to occur from time to time.

In addition to our technology, we also depend on operators and other employees in connection with the provision of our non-automated services. Notwithstanding the existence of strict security procedures and operating procedures in our call centers, mistakes can arise. In May 2001, an operator in our Denver, Colorado call center inadvertently connected analysts dialing in for an earnings call to a board meeting where a possible acquisition was discussed. This human error necessitated the disclosure of confidential information regarding the proposed acquisition to the public market. If technical problems or human errors occur with regularity or disrupt a significant number of customer communications, or if we experience technical problems or breach security with greater frequency than our competitors, then we might lose customers or incur liability.

We depend on the continued services of a few key executives, and only a limited number of those key executives have service contracts.

Our future success depends upon the continued service of our executive officers and other key personnel, including our Chairman and Chief Executive Officer, François Legros. If we lose the services of one or more of our executive officers or key employees, or if one or more of them decide to join a competitor or otherwise compete directly or indirectly with us, we may lose business to competitors or may have difficulty implementing our strategy.

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Because we have made several significant acquisitions in recent years, our consolidated financial statements are not comparable from period to period, which may make it more difficult for you to evaluate our business.

Since the beginning of 1997, we have made a number of significant acquisitions. Companies acquired during 2001 accounted for 76.0% of our revenue growth in 2001 and for a significant portion of our revenue growth in 2002, and companies acquired during 2000 accounted for 4.4% of our revenue growth in 2001 and 5.7% of our revenue growth in 2000. Our acquisitions have changed the nature of our business by substantially increasing the proportion of our revenues earned in the United States and the share of our revenues derived from lower margin, operator assisted services. As a result of these acquisitions, our consolidated financial statements included in our annual report on Form 20-F are not comparable from period to period.

Merger and acquisition related accounting charges may delay and reduce our profitability.

Our operating profit was significantly impacted in 2001 and 2002 by accounting charges relating to our prior acquisitions, and our future operating profit may continue to be impacted by such charges. In 2001, when we had an operating loss of €91.3 million, we recorded charges for amortization and impairment of goodwill and other intangibles of €92.0 million, including an impairment charge of €61.3 million. In 2002, when we had an operating loss of €109.8 million, we recorded charges for amortization and impairment of goodwill and other intangibles of €107.5 million, including an impairment charge of €91.3 million. At the end of 2002, we had €80.0 million of goodwill and €78.2 million of other acquisition-related intangible assets on our balance sheet. Under current accounting standards, we are required to test our goodwill for impairment on at least an annual basis under relevant accounting standards. Further impairment charges could have a significant impact on our future operating results.

We have historically incurred and may continue to incur net losses, which may adversely affect the trading price of our ordinary shares and ADSs.

In the year ended December 31, 2002, we incurred a net loss of €113.8 million. As of December 31, 2002, we had an accumulated deficit of €225.2 million. To date, we have funded our operations and acquisitions primarily from the sale of equity securities, convertible bonds and bank borrowings. We expect to continue to incur significant acquisition-related amortization charges and development, sales and marketing and administrative expenses and, as a result, will need to generate significant revenues to achieve and maintain profitability. We cannot be certain that we will be able to achieve a revenue level sufficient to allow us to achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis in the future.

Fluctuations in currency exchange rates could adversely affect our revenues and results of operations.

Because we conduct our business in 19 different countries, our results of operations can be adversely affected by fluctuations in currency exchange rates. Our results of operations are particularly sensitive to movements in exchange rates between the euro and the U.S. dollar. Our revenues in the United States (including those of our Canadian subsidiary, which uses the U.S. dollar) represented approximately 65.5% of our total 2002 revenues, approximately 63.4% of our total 2001 revenues, and approximately 45.6% of our 2000 revenues. Our results of operations are also sensitive to movements in exchange rates of the euro against the British pound.

Between the introduction of the euro in January 1999 and December 31, 2001, its value declined substantially against the U.S. dollar and the British pound. As a result of this decline, our revenues stated in euros were greater than they would have otherwise been. However, during the year ended December 31, 2002, the euro strengthened substantially against the U.S. dollar and the British pound. As a result of this increase, our revenues stated in euros have been lower than they would have otherwise been. Although the impact of exchange rate movements on our results of operations is somewhat mitigated by the fact that we incur costs and borrow in the currencies of a number of countries in which we operate, currency exchange rate movements can nonetheless have a considerable impact on our results of operations.

When deemed appropriate, we enter into transactions to hedge our exposure to foreign exchange risks incurred in connection with borrowings. These efforts, when undertaken, may fail to offset the effect of adverse currency exchange rate fluctuations on our results of operations. For more information concerning our exchange

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rate exposure, see Item 11 “Quantitative and Qualitative Disclosures About Market Risk” of our annual report on Form 20-F for the year ended December 31, 2002.

Challenges to our intellectual property rights could cause us to incur costly litigation and, if we are not successful, could result in the loss of a valuable asset and market share.

Our success depends, in part, upon our technology and other intellectual property rights. To date, we have relied primarily on a combination of copyright, trade secret and nondisclosure and other contractual restrictions on copying and distribution to protect our proprietary technology. Litigation to enforce intellectual property rights or protect our trade secrets could result in substantial costs and may not be successful. If we are unable to protect our intellectual property rights, our business, financial condition and results of operations may suffer. The means available to protect our intellectual property rights in France, the United States or any other country in which we operate may not be adequate to fully protect our intellectual property rights. In addition, not all foreign countries protect intellectual property rights to the same extent as do the laws of France or the United States. Similarly, if third parties claim that we infringe on their intellectual property rights, we might be required to incur significant costs and to devote substantial resources to the defense of such claims. If we are not able to defend such claims successfully, we might lose rights to technology that we need to develop our business, which may cause us to lose market share, or we might be required to pay significant license fees for the use of such technology.

If third parties using or claiming prior rights to the name “Genesys” were to successfully prevent us from using the name “Genesys” or “Genesys Conferencing” in some markets, we might be required to establish new or alternative brand names in those markets.

We do not hold a registered trademark for the name “Genesys” or “Genesys Conferencing” in all jurisdictions where we operate, and in several jurisdictions, including France, third parties have filed objections to our applications for trademarks on “Genesys Conferencing.” In particular, in June 2000, following our trademark application to register the trademark “Genesys Conferencing” in France, Alcatel filed an objection to the claim alleging a risk of confusion with a prior trademark registered in the name of a company acquired by Alcatel in 2000, for the name “Genesys.” Alcatel has also filed claims opposing our European Union and German trademark applications for “Genesys Conferencing.” Since that time, Vivendi Water has also marketed “Genesys” as a concept for pre-treatment of industrial water. If Alcatel, Vivendi Water or other third parties that use or own prior registered trademarks for the name “Genesys” were to successfully prevent us from using the name “Genesys” or “Genesys Conferencing” in some of our markets, this would impair our ability to build a worldwide brand and could require us to spend substantial resources to establish new or alternative brand names in markets where we are unable to use our name.

We use third-party technology in providing our products and services, and our business would be harmed if we were not able to continue using this third-party technology.

In providing our products and services, we use third-party technology that we license or otherwise obtain the right to use, including teleconferencing platforms, software packages and software development tools. There are inherent limitations in the use and capabilities of the technology that we license from third parties. Our business would be seriously harmed if the providers from whom we license software and technology ceased to deliver and to support reliable products, to enhance their current products in a timely fashion or to respond to emerging industry standards. In addition, third-party technology may not continue to be available to us on commercially reasonable terms or at all. The loss of, or inability to maintain or obtain, this technology could result in significant delays or reductions in services we provide. Furthermore, we might be forced to limit the features available in our current or future product and service offerings.

In addition, we rely on external service providers for a number of important services, including data conferencing, billing and Web streaming. Some of the companies we use for data conferencing and Web streaming services are small and have not yet reached profitability, and they may be unable to keep pace with the rapid technological changes that characterize these sectors of the industry. If our third party service suppliers are unable to continue to provide quality services to us, we may be required to find alternative suppliers, which may lead to service interruptions or entail additional cost.

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Risks Relating to Our Industry

We may not be able to compete effectively with our competitors, which include some of the largest telecommunications companies in each country in which we operate.

The market for conferencing services is rapidly changing and intensely competitive. We expect competition to increase as the industry grows. We may not be able to compete successfully against current or future competitors.

Our principal competitors include major telecommunications companies, including France Telecom in France, British Telecom in the United Kingdom and operators such as AT&T, MCI Conferencing and Global Crossing in the United States. These companies are much larger than us, and have substantially greater financial and other resources than us. Many of the voice and data communications customers of the major telecommunications companies use the conferencing services of those companies without considering alternative service providers. In order to compete with these larger companies, we must offer better service, lower prices or both. While we believe that we successfully do so today, we cannot assure you that we will continue to be able to do so, particularly if substantial financial investments are required to maintain the highest quality standards.

We also face significant competition from new and existing local and regional telecommunications companies. Such companies often view conferencing, data transmission and Web-based services as essential components of their future growth, and as a result they invest heavily in developing and promoting such services. Unlike us, these companies offer a broad range of telecommunications services in addition to conferencing. Customers might prefer to use companies that provide multiple services, rather than specialist providers. If so, then we might lose customers to multiple service providers, and our results of operations might be adversely affected.

There are also numerous other teleconferencing specialists, and the relatively low barriers to entry in the teleconferencing market means that there might be additional teleconferencing specialists in the future. The presence of other specialists in the market and low barriers to entry mean that we must provide superior service to differentiate ourselves from our competitors, expand internationally to win contracts with customers seeking international services, and ensure that our prices are competitive.

In addition, Internet-based services are being increasingly offered by large software companies, such as Microsoft and Oracle, that are larger than us and have greater financial resources than we do. These companies can offer conferencing services as parts of packages that include other business related software, including basic operating system software.

The telecommunications and Internet sectors are experiencing low valuations compared to recent years, and raising capital in these sectors has become difficult.

Our share price and our ability to raise capital depends in part on the state of the market for shares of telecommunications companies, which in recent years has been characterized by low valuations and difficult conditions for raising new capital. If these market conditions continue, then our share price could be adversely affected, and we could have difficulties if we were to require additional capital to fund our development.

Risks Relating to Our ADSs and Our Ordinary Shares

The market prices of our ordinary shares and ADSs have been volatile, and may continue to be volatile in the future.

Since our initial public offering in October 1998 through June 30, 2003, the closing price of our ordinary shares ranged from a high of €75.0 per share ($83.36 per share using the December 31, 2002 Noon Buying Rate) to a low of €1.10 per share ($1.15 per share using the December 31, 2002 Noon Buying Rate), and from April 26, 2001 through June 30, 2003, the closing price of our ADSs ranged from a high of $15.29 per ADS to a low of $0.59 per ADS. Over the past two years, the stock market in general and the shares of technology and telecommunications companies in particular have experienced significant price fluctuations. The market prices of our ordinary shares and ADSs may continue to fluctuate significantly in response to various factors, including:

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•	quarterly variations in operating results or growth rates;

•	the announcement of technological innovations;

•	the introduction of new products by us and our competitors;

•	changes in estimates by securities analysts;

•	market conditions in the industry;

•	announcements and actions by competitors;

•	regulatory and judicial actions; and

•	general economic conditions.

Our stock option plan includes provisions that could have anti-takeover effects.

Under our stock option plan, if any shareholder or group of shareholders acquires ownership of more than 25% of our outstanding share capital, our board of directors will have the right to accelerate the vesting of employee stock options granted under our 1998, 1999, 2000 and 2001 stock option plans. As of April 30, 2003, options on up to 289,343 shares, representing approximately 1.87% of our share capital, are subject to potential accelerated vesting. The ability of the board of directors to accelerate the vesting of stock options could have the effect of deterring a potential bidder from making an offer to acquire our company without the approval of our board.

Exchange rate fluctuations may adversely affect the U.S. dollar value of our ADSs and our dividends (if any).

As a holder of ADSs, you may face some exchange rate risk. Although we have no current plans to pay dividends, if and when we do pay dividends, they would be denominated in euro. Fluctuations in the exchange rate between the euro and the U.S. dollar will affect the U.S. dollar amounts received by owners of our ADSs on conversion of dividends, if any. Moreover, these fluctuations may affect the dollar price of our ADSs on the Nasdaq National Market, whether or not we pay dividends.

We have not yet distributed any dividends to our shareholders, and do not anticipate doing so in the near future.

We currently intend to use all of our operating cash flow to finance our business and service our debt for the foreseeable future. We have never distributed dividends to our shareholders, and we do not anticipate distributing dividends in the near term. Although we may in the future distribute a portion of our earnings as dividends to shareholders, the determination of whether to declare dividends and, if so, the amount of such dividends will be based on facts and circumstances existing at the time of determination. In addition, our credit agreement prohibits us from paying dividends. Accordingly, we cannot assure you that any dividends will be paid for the foreseeable future.

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THE OFFER AND LISTING

Our ordinary shares are listed on the Nouveau Marché of Euronext Paris, and since April 26, 2001, our ADSs have traded under the symbol “GNSY” on the Nasdaq National Market.

The table below sets forth, for the periods indicated, the reported high and low quoted prices of our ordinary shares on the Nouveau Marché of Euronext Paris S.A. and of our ADSs on the Nasdaq National Market.

	Euronext Paris*		Nasdaq*

Period	High	Low	High	Low

	(ordinary share price in €)		(ADS price in $)
1998
beginning (October 1, 1998)	12.04	8.54	—	—
1999	37.00	9.90	—	—
2000	79.50	30.00	—	—
2001 (Nasdaq beginning April 26, 2001)	53.80	9.76	15.29	4.55

First Quarter	53.80	20.12	—	—
Second Quarter (Nasdaq beginning April 26, 2001)	35.82	26.02	15.29	9.90
Third Quarter	25.60	9.76	11.00	4.55
Fourth Quarter	16.94	11.03	8.35	5.10

2002	14.45	1.81	6.80	0.95
First Quarter	14.45	7.57	6.80	3.35
Second Quarter	14.33	7.50	6.54	2.70
Third Quarter	5.32	2.00	2.70	0.96
Fourth Quarter	3.45	1.81	1.61	0.95

2003 (through June 30, 2003)	5.59	1.10	3.09	0.59
First Quarter	3.06	1.10	1.59	0.59
Second Quarter	5.59	2.14	3.09	1.19

2003
January	2.25	1.28	1.07	0.78
February	1.59	1.10	1.10	0.59
March	3.10	1.10	1.59	0.64
April	2.77	2.14	1.50	1.19
May	5.59	2.28	3.09	1.29
June	5.15	4.11	2.85	2.35

*	Source: Euronext Paris and The Bank of New York. Two ADSs represent one ordinary share. Trading of our ADSs on the Nasdaq National Market began on April 26, 2001.

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EXCHANGE RATE INFORMATION
AND THE EUROPEAN MONETARY SYSTEM

The European Monetary System

Under the provisions of the Treaty on European Union negotiated at Maastricht in 1991 and signed by the then 11 member states of the European Union in early 1992, a European Monetary Union, known as EMU, was implemented on January 1, 1999 and a single European currency, known as the euro, was introduced. As of December 31, 2002, the following 12 member states have adopted the euro as their national currency: Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain. The legal rate of conversion between the French franc and the euro was fixed on December 31, 1998 at 1.00 = €1.00 FF 6.55957, and we have translated French francs into euro at that rate for periods before we adopted the euro for purposes of preparing our consolidated financial statements.

Exchange Rates

The following table sets forth, for the periods and dates indicated, certain information concerning the exchange rates for the French franc for 1998, expressed in French francs per U.S. dollar, and for the euro from 1999 through June 30, 2003, expressed in U.S. dollar per euro. The information concerning the U.S. dollar exchange rate is based on the Noon Buying Rate. We provide the exchange rates below solely for your convenience. We do not represent that French francs or euro were, could have been, or could be, converted into U.S. dollars at these rates or at any other rate. The Federal Reserve Bank of New York has ceased publishing the Noon Buying Rates for French francs and other constituent currencies of the euro. For information regarding the effect of currency fluctuations on our results of operations, see Item 5 “Operating and Financial Review and Prospects” of our annual report on Form 20F for the year ended December 31, 2002.

	Period-end Rate	Average Rate(1)	High	Low

	French francs per U.S. dollar
1998	5.59	5.90	6.21	5.39

(1)	The average of the Noon Buying Rates on the last business day of each month (or portion thereof) during the relevant period.
	Period-end Rate	Average Rate(1)	High	Low

	U.S. dollar per euro
1999	1.01	1.06	1.18	1.00
2000	0.94	0.92	1.03	0.83
2001	0.89	0.89	0.95	0.84
2002	1.05	0.95	1.05	0.86
2003 (through June 30, 2003)	1.15	1.09	1.16	1.04

2003
January	1.07	1.06	1.09	1.04
February	1.08	1.08	1.09	1.07
March	1.09	1.08	1.10	1.05
April	1.12	1.09	1.12	1.06
May	1.18	1.15	1.18	1.12
June	1.15	1.17	1.19	1.14

(1)
The average of the Noon Buying Rates on the last business day of each month (or portion thereof) during the relevant period for year average; on each business day of the month (or portion thereof) for monthly average. On June 30, 2003 the Noon Buying Rate was $1 = €0.87 ($1.15 per €1).

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CAPITALIZATION AND INDEBTEDNESS

The table below shows our actual short-term debt, long-term debt and capitalization at March 31, 2003 and as adjusted to reflect the issuance of 2,814,944 new shares at an offering price of €2.20 before deducting expenses payable by us. It has been prepared as if the reduction of par value of our shares to €1.00 voted on at our May 28, 2003 shareholders’ meeting had been approved as of the date of the information presented. The par value reduction is described in our annual report on Form 20-F for the year ended December 31, 2002 under Item 5 “Operating and Financial Review and Prospects — Liquidity and Capital Resources.”

This information is shown in accordance with U.S. GAAP. You should read this table in conjunction with our financial statements.

	As at March 31, 2003
	Actual	As adjusted

	(In thousands of €, except number of shares) (unaudited)

Current portion of long-term debt	4,796	4,796
Long-term portion of long-term financial debt	116,050	116,050

Shareholders’ equity
Ordinary shares	15,547	18,362
Additional paid-in capital	194,217	197,595
Accumulated other comprehensive income	8,881	8,881
Deferred compensation	(158)	(158)
Accumulated deficit	(156,144)	(156,144)
Treasury shares	(751)	(751)

Total shareholders’ equity	61,592	67,785

Total capitalization	182,438	188,631

Number of shares issued and outstanding	15,547,280	18,362,224

As of May 31, 2003, current portion of long-term debt was €3,436 thousand, and long-term portion of long-term financial debt was €107,709 thousand. There has been no change in the number of shares issued since March 31, 2003.

As of May 31, 2003:

Current portion of long-term financial debt includes €2,047 thousand in bank overdrafts and €326 thousand of current portion of capitalized lease obligations. Of our current portion of long-term financial debt, €2,087 thousand is secured debt.

Long-term portion of long-term financial debt includes €99,053 thousand of secured debt and €31 thousand of long-term portion of capitalized lease obligations.

The classification between the current and long-term portions of long-term debt assumes the effectiveness of the April 30, 2003 amendment to our U.S. $125 million credit facility.

Ordinary shares includes 76,076 shares (or €76 thousand) to be issued upon exchange of exchangeable notes issued in connection with the acquisition of Astound Incorporated.

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RECENT DEVELOPMENTS

At our annual shareholders’ meeting held on June 5, 2003, our shareholders approved the appointments of Thomas Abbott, David Detert, Paul Sfez and Pierre Besnainou (as representative of Universal Capital Partners) to the board of directors.

Jean-Charles Bouillet requested that his name not be submitted to the shareholders’ meeting for renewal of his term as a director of our company.

François Legros, Jean-Jacques Bertrand and Patrick S. Jones remain members of the board of directors.

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REASONS FOR OFFER AND USE OF PROCEEDS

Assuming that all rights are exercised, our proceeds from the sale of 2,814,944 new ordinary shares and new ADSs will be €6,192,876.80 before fees and expenses. We estimate that our fees and expenses in connection with the rights offering will be approximately €300,000.

Our board of directors originally agreed to a total offering size of €6,000,000. However, in order to allow equal participation by retail investors who could possibly be disadvantaged because they hold a small number of shares, our board of directors authorized a total offering size of €6,192,876.80 in order to permit a sufficient number of shares to be issued using a ratio that accommodates such investors. This amount may be increased to a maximum of €6,808,065 if certain of our stock options and convertible securities are exercised or converted.

We have agreed to place the proceeds of the rights offering into an escrow account and have agreed to use the net proceeds to repay the principal of, or repurchase, our 3% convertible bonds due September 2004.

This rights offering and the agreement to use the proceeds to repay a portion of the principal of our outstanding 3% convertible bonds due September 2004 is part of a larger financial restructuring that is discussed in more detail in Item 5 “Operating and Financial Review and Prospects — Liquidity and Capital Resources — Financial Restructuring” in our annual report on Form 20-F for the year ended December 31, 2002.

The financial restructuring is essentially comprised of:

•	various amendments to our April 2001 $125 million credit facility that would extend the maturity of the remaining principal through October 2008;

•	deferral of the maturity date for 50% of the principal of our outstanding 3% convertible bonds; and

•	a €6 to 8 million offering of rights to subscribe for our ordinary shares.

Universal Capital Partners, holder of approximately 11.63% of our share capital and 11.29% of our voting rights, and Part’Com S.A. and certain of its affiliates, who together hold approximately 3.70% of our share capital and 5.38% of our voting rights, have agreed that they will exercise all of their rights and will subscribe for any new shares that are not subscribed for by other shareholders provided that the subscription price does not exceed €2.20 per share, up to an amount of shares so that we raise at least €6 million from the rights offering. Under our agreement with those shareholders, Universal Capital Partners will purchase 70% of the shares, and Part’Com S.A. will purchase 30% of the shares. Universal Capital Partners has provided our main bank creditors a guarantee in respect of its obligation to purchase at least 70% of the shares necessary to ensure that we raise a total amount of €6 million in the rights offering.

On June 12, 2003, Universal Capital Partners and Part’Com S.A. and certain of its affiliates obtained an exemption from the French Conseil des marchés financiers with respect to the French law requirement that a shareholder that acquires more than one-third of a company’s share capital launch a tender offer for the company’s remaining outstanding shares.

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THE RIGHTS OFFERING

General information for ADS holders and holders of shares

We are offering up to 2,814,944 newly issued ordinary shares in a rights offering pursuant to statutory preferential rights under French law. If certain of our stock options or other convertible securities are exercised or converted, the offer may be increased up to a maximum of 3,094,575 ordinary shares. This prospectus relates to the rights offering being made to holders of our ordinary shares, nominal value €1 per share, and to holders of our ADSs representing ordinary shares.

The rights offering is being made to holders of shares on the record date, which is July 9, 2003. Each such holder will receive one share right for every ordinary share held of record on the share record date. Eleven share rights will entitle the holder to purchase two new ordinary shares at a price of €2.20 per share. Subscriptions will be accepted for full shares only and no fractional shares will be issued.

We are also making the rights offering available to holders of ADSs evidenced by ADRs. The Bank of New York, the depositary in respect of ADSs, will act as the ADS rights agent in respect of the ADS rights offered hereby. On or about July 10, 2003, The Bank of New York as ADS rights agent will send to holders of ADSs of record on July 9, 2003 a certificate evidencing ADS rights, together with this prospectus and a letter of instructions for exercising ADS rights. We will accept subscriptions for multiples of four full ADSs only. No fractional ADSs will be issued.

Two main shareholders, Universal Capital Partners and Part’Com S.A., have agreed to subscribe to a number of shares sufficient to ensure that the gross proceeds from the rights offering will be at least €6 million. See “Reasons for the Offer and Use of Proceeds.”

Offering to ADS holders

Summary timetable. The summary timetable set forth below lists certain important dates relating to the ADS rights offering:

Record date for determining holders of ADSs receiving ADS rights	July 9, 2003

Beginning of the period during which ADS rights holders can subscribe for new ADSs	July 10, 2003

End of the period during which ADS rights holders can subscribe for new ADSs	July 18, 2003

Any excess subscription price will be refunded to ADS holders on or as soon as practicable after	July 23, 2003

Certificates for new ADSs mailed on or as soon as practicable after	August 5, 2003

We are offering to holders of ADSs rights to purchase new ADSs on the terms set forth below.

Rights offering to holders of ADSs. Each ADS held on the ADS record date will entitle the holder thereof to receive one ADS right. The ADS rights agent will send a certificate evidencing such ADS rights, together with this prospectus, a subscription form and instructions for exercising ADS rights, to holders of record of ADSs. Eleven ADS rights will entitle the holder thereof to purchase two new ADSs. We will only issue whole new ADS in multiples of four ADSs. See “— Fractional Entitlements.”

ADS rights. ADS rights will be evidenced by ADS rights certificates. The ADS rights agent will issue ADS rights certificates and will deliver them together with a subscription form, instructions and this prospectus on or about July 10, 2003 to all record holders of ADSs. Twenty-two ADS rights are necessary in order to purchase four new ADSs.

The ADS rights are non-transferable and will not be quoted on Nasdaq or listed or quoted on any other securities exchange in the United States.

Exercise period. ADS rights may be exercised during the period from July 10, 2003 through 5:00 p.m., New York City time, on July 18, 2003. Following the expiration of the exercise period for the ADS rights, holders of

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ADS rights will have no rights other than the right to receive the net proceeds from the sale (if any) of the share rights relating to such unexercised ADS rights (as described below under “— Unexercised ADS rights”).

ADS subscription price. The U.S. dollar equivalent of €1.10. In addition, subscribing ADS holders must pay the depositary’s issuance fee of up to $.05 per new ADS and the depositary’s expenses. Subscribing ADS holders must deposit $1.35 per new ADS subscribed for, which represents the subscription price for one-half of one new ordinary share based on an exchange rate of $1.15 per euro plus an additional amount to cover possible currency exchange rate fluctuations, the depositary’s issuance fee and expenses. This is referred to as the ADS deposit amount. See “— Payment of ADS Subscription Price by Registered ADR Holders.”

ADS record date. The record date for the determination of the holders of ADSs entitled to ADS rights will be July 9, 2003. Only holders of record of ADSs at the close of business (New York City time) on such date will be entitled to receive ADS rights.

ADS rights agent. The Bank of New York, in addition to acting as depositary, will act as the ADS rights agent to accept the exercise of the ADS rights for the subscription for the new ADSs offered hereby.

Fractional entitlements. Holders of record of our ADSs as of the ADS record date may exercise all or part of their ADS rights at their discretion. However, subscriptions will be accepted only for whole numbers of new ADSs that are multiples of four. Subscriptions submitted for new ADSs other than in multiples of four will be rounded down to the nearest multiple of four new ADSs. For example, a holder of twenty ADS rights may subscribe for no new ADSs. A holder of fifty ADS rights may subscribe for eight new ADSs. The Bank of New York, as ADS rights agent, will endeavor to sell the share rights underlying any entitlements to new ADSs that are not multiples of four and distribute the proceeds, if any, of such sales to the relevant holders of the ADS rights.

Exercise of ADS rights. Exercises of ADS rights are irrevocable and may not be canceled or modified. ADS rights may be exercised as follows:

Subscription by DTC participants. Persons holding ADSs as of the ADS record date through the Depository Trust Company (DTC) should timely:

•	deliver to the ADS rights agent completed subscription instructions through DTC’s PSOP Function using the “agent subscriptions over PTS” procedure, and

•	pay in full the ADS deposit amount for the new ADS being purchased.

DTC must receive all subscription instructions and the payment of the ADS deposit amount for the subscribed new ADSs by the expiration of the exercise period for the new ADSs.

Subscription by registered ADS holders. Persons holding as of the ADS record date ADSs evidenced by ADRs registered in their own name should timely:

•	deliver to the ADS rights agent the properly completed subscription form for the ADS rights being exercised, and

•	pay in full the ADS deposit amount for the new ADSs being purchased.

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The properly completed subscription form and payment should be delivered to:

By Hand or Overnight Courier:	By Mail:
The Bank of New York	The Bank of New York
Tender and Exchange Department	Tender and Exchange Department
101 Barclay Street	P.O. Box 11248
Receive and Deliver Window	Church Street Station
New York, NY 10286	New York, NY 10286-1248

For additional information, contact: The Bank of New York by telephone (+1 800-507-9357)

The ADS rights agent must receive the subscription form and payment of the ADS deposit amount on or before the expiration of the ADS rights exercise period. DEPOSIT IN THE MAIL WILL NOT CONSTITUTE DELIVERY TO THE ADS RIGHTS AGENT.

The ADS rights agent has discretion to refuse to accept any improperly completed or unexecuted subscription form.

Subscription by beneficial owners. Beneficial owners of ADSs (who are neither registered holders of ADSs nor DTC participants) wishing to purchase new ADSs are advised to timely contact the securities intermediary (i.e., their broker or custodian) through which they hold such ADSs to arrange for the exercise of ADS rights in respect of their ADSs in accordance with the instructions given in this prospectus.

ADS deposit amount. The ADS deposit amount is U.S.$1.35 per new ADS. You must pay the ADS deposit amount in U.S. dollars.

The ADS deposit amount is U.S. dollar equivalent of €1.10 based on an exchange rate of $1.15 per euro, plus an additional amount to cover possible currency exchange rate fluctuations, the depositary’s issuance fee and expenses. This is referred to as the ADS deposit amount. Subscribing ADS holders must pay the depositary’s issuance fee of up to $.05 per new ADS and the depositary’s expenses, which amount is included in the ADS deposit amount. The ADS rights agent will make the conversion from U.S. dollars into euros on or about July 21, 2003 at any commercially reasonable rate and pay the depositary’s fee and expenses and, if there is any excess in U.S. dollars as a result of such conversion, will refund promptly the excess (without interest) in U.S. dollars to the subscriber. In the event that a payment made in U.S. dollars by a holder of ADS rights in respect of its subscription, when converted into euros on or about July 21, 2003, is less than the ADS subscription price in euros for the number of ADSs subscribed for upon exercise of such ADS rights plus the depositary’s fee and expenses, the ADS rights agent will pay the amount of such deficiency on behalf of the holder. The holder will then be required to promptly pay the amount of such deficiency (without interest) and will not receive ADRs evidencing new ADSs subscribed for by him prior to receipt by the ADS rights agent of such payment. If payment of the amount of such deficiency is not received from a subscriber by the ADS rights agent by the later of (i) the fifth business day after the closing date for the Rights Offer (the “Closing Date”) and (ii) the fifth business day after the ADS Rights Agent gives notice of such deficiency, the ADS rights agent may sell new ADSs subscribed for by such holder at a public or private sale, at such place or places and upon such terms as it may deem proper, and the ADS rights agent may allocate the proceeds of such sales in an amount sufficient to cover such deficiency (including interest and expenses).

Payment of ADS deposit amount by registered holders of ADSs. If you are a registered holder of ADSs, you may pay the ADS deposit amount by money order or certified check drawn on a bank located in the United States and payable to the order of the “Bank of New York,” as ADS right agent.

Payment of ADS deposit amount by DTC participants. Persons holding ADSs through DTC must instruct DTC to charge to their applicable DTC accounts the ADS deposit amount for each new ADS subscribed for and to deliver such amount to the ADS rights agent.

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Payment of ADS deposit amount by beneficial owners. Beneficial owners of ADSs (who are neither registered holders of ADSs nor DTC participants) are advised to contact their securities intermediary to arrange for payment in respect of ADSs purchased.

Delivery of ADRs. The depositary will deliver ADRs evidencing new ADSs purchased pursuant to the ADS rights offering as soon as practicable after the receipt of the ordinary shares by the depositary’s custodian, provided the purchaser pays any shortfall arising from the conversion of a U.S. dollar payment.

Each new ADS will represent one-half of an ordinary share. The new ADSs will be subject to the terms of the deposit agreement governing the ADSs currently outstanding. See Item 12 “Description of Securities Other Than Equity Securities — American Depositary Shares” in our annual report on Form 20-F for the year ended December 31, 2002.

Unexercised ADS rights. Following the expiration of the exercise period for the ADS rights, the ADS rights agent will attempt to sell any share rights underlying ADS rights for which no proper subscription was received at the prevailing market price at which the share rights are then trading on the Nouveau Marché of Euronext Paris. Net proceeds, if any, of such sale will be remitted to registered holders of ADS rights entitled thereto after the expiration of the share rights exercise period. There is no guarantee that any such sale will be consummated or as to the amount of any net proceeds.

Trading in new ADSs. We expect trading in new ADSs to commence upon issuance.

Additional information. The payment of the ADS deposit amount and delivery of new ADSs will be at the election and risk of the subscribing person. If the subscription form and payment for new ADSs are sent by mail, subscribing persons are urged to send such materials by overnight mail, properly addressed, and to allow a sufficient number of days to ensure clearance of payment prior to the expiration of the exercise period.

Failure of an ADS holder as of the ADS record date to comply, in whole or in part, with any of the requirements described in connection with the exercise of ADS rights by the expiration of the exercise period will result in such holder’s ADS rights lapsing. A holder whose ADS rights have lapsed will have no rights other than the right to receive proceeds, if any, from the sale of any unexercised rights, as described under “— Unexercised ADS rights.”

All issues regarding the timeliness, validity, form, compliance and eligibility of any purchase in the ADS rights offering will be determined by us in our sole discretion, and our decisions in each instance will be conclusive and binding on us, the applicable holders and the depositary. Subscription forms will not be deemed to have been received or accepted until all irregularities have been waived or cured within such time as we, in our sole discretion, determine. Neither we nor the depositary will be under any duty to notify any holder of our ADSs as of the ADS record date or any other person of any defect or irregularity in connection with the submission of subscription forms, nor will either incur any liability for failure to give such notification.

Offering to holders of shares

Summary timetable. The summary timetable set forth below lists certain important dates relating to the offering to holders of shares.

Record date for determining holders of ordinary shares receiving share rights	July 9, 2003

Beginning of the period during which share rights holders can subscribe for new ordinary shares	July 10, 2003

Ex-rights date for shares and trading of share rights expected to begin on Euronext Paris	July 10, 2003

Trading of share rights ends and end of the period during which share rights holders can subscribe for new ordinary shares	July 23, 2003

New ordinary shares delivered (on or about)	August 5, 2003

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We are offering to holders of shares rights to purchase new ordinary shares, on the terms set forth below.

Share rights offering to holders of shares. Each ordinary share held on the share record date will entitle the holder to receive one freely transferable share rights. Any beneficiary of our stock option plans who exercises his or her options before July 10, 2003 will receive ordinary shares that will entitle him or her to share rights. Eleven share rights will entitle the holder thereof to purchase two new ordinary shares for €2.20 per new share. We will only issue whole new ordinary shares. See “— Fractional Entitlements.”

Share rights. Share rights will be registered in book-entry form in Euroclear France, the French book-entry securities clearance and depositary system, in an account in the shareholder’s or its nominee’s name. They will be freely transferable and may be exercised or sold or assigned to others. If you are a shareholder of record as of July 9, 2003, you should receive from the broker or custodian through which you hold your ordinary shares a written confirmation of the issuance of share rights, together with a letter of instructions and a subscription form. If you do not receive these documents, you should contact your broker or custodian. Share rights will be entered into shareholders’ book-entry accounts on or about July 10, 2003.

Share rights will trade on the Nouveau Marché of Euronext Paris during the period from July 10, 2003 through July 23, 2003. Share rights will not be listed on any stock exchange in the United States or quoted on the Nasdaq. A holder of share rights who sells his or her share rights will have no further right to purchase new ordinary shares in the rights offering in respect of the share rights sold.

Exercise period. Share rights may be exercised during the period from July 10, 2003, through July 23, 2003. Following the expiration of the exercise period for the share rights, the share rights will become null and void.

Share subscription price. The price for each new share purchased upon the exercise of the share rights is €2.20 per new share.

Share record date and share ex-rights date. The record date for the determination of the holders of ordinary shares entitled to share rights will be July 9, 2003. The ex-right date for shares entitled to share rights will be July 10, 2003. Ordinary shares that trade on or after such date will not be entitled to receive share rights.

Fractional entitlements. Holders of record of our ordinary shares and holders of share rights may exercise all or part of their share rights at their discretion. However, subscriptions will be accepted only for whole new ordinary shares in multiples of two. No fractional new ordinary shares or smaller whole number of shares will be issued.

Subscriptions submitted for fractional new ordinary shares or whole numbers of shares that are not multiples of two will be rounded down to the nearest whole number of new ordinary shares that is a multiple of two. For example, a holder of eight share rights may subscribe for no new shares. A holder of twenty-six share rights may subscribe for four new shares.

Exercise of share rights. Share rights may be exercised by delivery to your broker or custodian of:

•	a properly completed subscription form and

•	full payment of the share subscription price for the new ordinary shares being purchased.

Under French law, rights are exercised when the subscription form and payment are received by an authorized French financial intermediary. This must occur before the expiration of the share rights exercise period. Deposit in the mail does not constitute delivery to a French financial intermediary. If you hold your shares through a U.S. broker or custodian, or another intermediary other than an authorized French financial intermediary, your broker, custodian or intermediary must transmit your subscription form and payment to the French financial intermediary through which it holds shares on your behalf. In order to ensure that your broker, custodian or intermediary will have time to do this, you may need to submit your subscription form and payment before the end of the share rights exercise period. You should contact your broker, custodian or intermediary for further information.

We have the discretion to refuse to accept any incomplete or unexecuted subscription forms.

Exercises of share rights are irrevocable and may not be canceled or modified.

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Payment of share subscription price. The share subscription price is payable in euros when subscribed.

Trading in new shares. We expect trading in new ordinary shares to commence on the Nouveau Marché of Euronext Paris on or about August 6, 2003.

Shareholders’ rights. The new ordinary shares will entitle their holders to the full dividend, if any, payable in respect of the financial year ending December 31, 2003. The new ordinary shares will confer other rights, including voting rights, on their holders from the date of issuance of the new ordinary shares.

Additional information. All issues regarding the timeliness, validity, form, compliance and eligibility of any purchase in the rights offering will be determined by us in our sole discretion and our decisions in each instance will be conclusive and binding on us and all applicable holders of ordinary shares. We will have no duty to notify any holder of share rights or any other person of any defect or irregularity in connection with the subscription for new ordinary shares and will incur no liability for failure to give such notification. Questions regarding these procedures may be directed to us at 954-980, avenue Jean Mermoz, 34000 Montpellier, France, Attention: Patrick Janel, Assistant General Counsel (tel. +33 4 99 13 27 93).

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TAXATION

French Taxation

The following generally summarizes the material French tax consequences of purchasing, owning and disposing of our shares or ADSs. The statements relating to French tax laws set forth below are based on the laws in force as of the date hereof, and are subject to any changes in applicable laws and tax treaties after such date.

This discussion is intended only as a descriptive summary and does not purport to be a complete analysis or listing of all potential tax effects of the purchase, ownership or disposition of our shares.

The following summary does not address the treatment of shares that are held by a resident of France (except for purposes of describing related tax consequences for other holders) or in connection with a permanent establishment or fixed base through which a holder carries on business or performs personal services in France, or by a person that owns, directly or indirectly, 5% or more of the stock of our company.

There are currently no procedures available for holders that are not U.S. residents to claim tax treaty benefits in respect of dividends received on ADSs or shares registered in the name of a nominee. Such holders should consult their own tax advisor about the consequences of owning and disposing of ADSs.

Taxation of Dividends on Shares

In France, dividends are paid out of after-tax income. However, French residents are entitled to a tax credit, known as the avoir fiscal, in respect of dividends they receive from French companies. Individuals are entitled to an avoir fiscal equal to 50% of the dividend. The avoir fiscal applicable to corporate investors generally is equal to 10% of the dividend. Dividends paid to non-residents normally are subject to a 25% French withholding tax and are not eligible for the benefit of the avoir fiscal. However, non-resident holders that are entitled to and comply with the procedures for claiming benefits under an applicable tax treaty may be subject to a reduced rate of withholding tax, and may be entitled to benefit from a refund of the avoir fiscal, as described below.

France has entered into tax treaties with certain countries under which qualifying residents are entitled to obtain from the French tax authorities a reduction (generally to 15%) of the French dividend withholding tax and a refund of the avoir fiscal (net of applicable withholding tax).

If a non-resident holder establishes its entitlement to treaty benefits prior to the payment of a dividend, then French tax generally will be withheld at the reduced rate provided under the treaty.

Dividends paid out of profits that have not been taxed at the ordinary corporate rate, or were earned and taxed more than five years before the distribution, are subject to an equalization tax called the précompte, which is payable by the distributing corporation. The précompte generally is equal to one-half of the amount of the dividend paid to the shareholder prior to deduction of withholding tax. Corporate investors entitled under a tax treaty to a refund of the avoir fiscal at a rate of 10% generally may claim an additional payment equal to 80% of the précompte actually paid in cash by the distributing corporation, net of applicable withholding tax. This additional payment is considered an increase to the avoir fiscal.

When a tax treaty does not provide for a refund of the avoir fiscal, or when a non-resident investor is not entitled to such a refund but is otherwise entitled to the benefits of the tax treaty, then a qualifying investor may generally obtain from the French tax authorities a payment equal to 100% of the précompte actually paid in cash by the distributing corporation, net of applicable withholding tax.

In September 2002, the French government announced a proposed reform of the French tax treatment of distributions, which is to be included in the draft Finance Law for 2004 that will be submitted to the French Parliament in September 2003. The proposed reform contemplates the implementation of a new mechanism to avoid double taxation of dividends and the elimination of the avoir fiscal and précompte mechanisms. This proposed reform, if adopted, may affect the right of eligible holders to obtain a tax credit payment from the French Treasury with respect to dividend distributions decided in year 2003. In addition, if the reform is adopted, eligible holders would no longer be entitled to tax credit payments from the French Treasury in respect of dividends paid in 2004 and after.

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Taxation on Sale or Disposition of Shares

Holders that are not residents of France for tax purposes, do not hold shares or ADSs in connection with the conduct of a business or profession in France, and have held not more than 25% of our dividend rights (droits aux bénéfices sociaux), directly or indirectly, at any time during the preceding five years, are not subject to any French income tax or capital gains tax on the sale or disposition of shares or ADSs.

A 1% registration duty (subject to a maximum of €3,049 per transfer) applies to certain transfers of shares or ADSs in French companies. The duty does not apply to transfers of shares or ADSs in listed companies that are not evidenced by a written agreement, or if any such agreement is executed outside France.

Estate and Gift Tax

France imposes estate and gift tax on shares or ADSs of a French company that are acquired by inheritance or gift. The tax applies without regard to the residence of the transferor. However, France has entered into estate and gift tax treaties with a number of countries pursuant to which, assuming certain conditions are met, residents of the treaty country may be exempted from such tax or obtain a tax credit.

Taxation of U.S. Investors

The following is a summary of the material French and U.S. federal income tax consequences of the purchase, ownership and disposition of our shares or ADSs if you are a holder that is a resident of the United States for purposes of the income tax convention between the United States and France (the “Treaty”) and are fully eligible for benefits under the Treaty (a “U.S. holder”). You generally will be entitled to Treaty benefits in respect of our shares or ADSs if you are:

•	the beneficial owner of the shares or ADSs (and the dividends paid with respect thereto);

•
an individual resident of the United States, a U.S. corporation, or a partnership, estate or trust to the extent its income is subject to taxation in the United States in its hands or in the hands of its partners or beneficiaries;

•	not also a resident of France for French tax purposes; and

•	not subject to an anti-treaty shopping article that applies in limited circumstances.

Special rules apply to pension funds and certain other tax-exempt investors.

For U.S. federal income tax purposes, a U.S. holder’s ownership of the company’s ADSs will be treated as ownership of the company’s underlying shares.

This summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to any particular investor, and does not discuss tax considerations that arise from rules of general application or that are generally assumed to be known by investors. In particular, the summary does not deal with shares that are not held as capital assets, and does not address the tax treatment of holders that are subject to special rules, such as banks, insurance companies, dealers in securities or currencies, regulated investment companies, persons that elect mark-to-market treatment, persons holding shares as a position in a synthetic security, straddle or conversion transaction, persons that own, directly or indirectly, 5% or more of our voting stock or 10% or more of our outstanding capital and persons whose functional currency is not the U.S. dollar. The summary is based on laws, treaties, regulatory interpretations and judicial decisions in effect on the date hereof, all of which are subject to change.

This summary does not discuss the treatment of shares or ADSs that are held in connection with a permanent establishment or fixed base through which a holder carries on business or performs personal services in France.

You should consult your own tax advisers regarding the tax consequences of the purchase, ownership and disposition of shares or ADSs in the light of your particular circumstances, including the effect of any state, local or other national laws.

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Dividends

As discussed in more detail under “— French Taxation,” dividends paid by French companies to non-residents of France generally are subject to French withholding tax at a 25% rate, and are not eligible for the benefit of the avoir fiscal.

However, under the Treaty, you can claim the benefit of a reduced dividend withholding tax rate of 15%. You will also be entitled to a payment from the French tax authorities equal to the avoir fiscal, less a 15% withholding tax, although as discussed above, the avoir fiscal system is currently the subject of a significant reform proposal. The proposed reform contemplates the implementation of a new mechanism to avoid double taxation of dividends and the elimination of the avoir fiscal and précompte mechanisms. This proposed reform, if adopted, may affect the right of U.S. holders to obtain a tax credit payment from the French Treasury with respect to dividend distributions decided in year 2003. In addition, if the reform is adopted, U.S. holders would no longer be entitled to tax credit payments from the French Treasury in respect of dividends paid in 2004 and after.

French tax will be withheld at the 15% Treaty rate if you have established before the date of payment that you are a resident of the United States under the Treaty and, if you are not an individual, that you are the owner of all the rights relating to the full ownership of the shares or ADSs (including, but not limited to, dividend rights). A U.S. holder generally will be entitled to receive a refund of the avoir fiscal only if the holder (or its partners, beneficiaries or grantors, if the holder is a partnership, estate or trust) is subject to U.S. federal income tax on the avoir fiscal payment and the dividend to which it relates.

A U.S. holder that is a corporation generally will be entitled to an avoir fiscal refund of 10% of the amount of a dividend, while a U.S. holder who is an individual generally will be entitled to an avoir fiscal refund at a 50% rate, in both cases less a 15% withholding tax. The refund of the avoir fiscal will not be made available until after the close of the calendar year in which the dividend is paid.

Pension funds and certain other tax-exempt U.S. holders are generally entitled under the Treaty to a reduced withholding tax rate of 15%, and to a payment at least equal to 30/85 of the avoir fiscal generally payable to a corporation, less a 15% withholding tax.

U.S. holders that are not entitled to receive payments in respect of the avoir fiscal at the 50% rate (e.g., corporations and certain tax-exempt investors) will be entitled to receive an additional payment from the French tax authorities if we are liable for the précompte equalization tax (discussed under “— French Taxation”, above) in respect of a dividend distribution. Corporate holders generally will be entitled to receive, in addition to the payment made in respect of the avoir fiscal at 10%, a payment equal to 80% of the précompte that we actually pay in cash in respect of a dividend paid, less a 15% withholding tax. The additional payment is considered an increase to the avoir fiscal, and will also not be made available until after the close of the calendar year in which the dividend is paid.

Thus, for example, if we pay a dividend of 100 to an individual U.S. holder, the holder initially will receive 85, but will be entitled to an additional payment of 42.50, consisting of the avoir fiscal of 50 less a 15% withholding tax. If we pay a dividend of 100 to a U.S. holder that is a corporation, such U.S. holder initially will receive 85, but will generally be entitled to an additional payment of 8.5, consisting of the avoir fiscal of 10 less a 15% withholding tax; in the event that the dividend distribution triggers payment by us of the précompte, such U.S. holder generally may also obtain from the French tax authorities an additional payment equal to 80% of the précompte that we actually pay in cash, less a 15% withholding tax.

If you are not entitled to a refund of the avoir fiscal, you generally may obtain from the French tax authorities a refund of the entire précompte we actually pay in cash in respect of a dividend, less a 15% French withholding tax. Pension funds and certain other tax-exempt U.S. holders are also entitled to certain refunds in respect of the précompte we actually pay in cash. Such holders should consult their own tax advisers in respect of précompte refunds.

The gross amount of dividend, avoir fiscal and précompte payments that you receive (prior to deduction of French withholding tax) generally will be subject to U.S. federal income taxation as foreign source dividend income. Such dividends will not be eligible for the dividends received deduction generally allowed to U.S. corporations. French withholding tax at the 15% Treaty rate will be treated as a foreign income tax that, subject to

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generally applicable limitations under U.S. law, is eligible for credit against your U.S. federal income tax liability or, at your election, may be deducted in computing taxable income. Foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities or in respect of arrangements in which a U.S. holder’s expected economic profit is insubstantial. You should consult your own tax advisers concerning the implications of these rules in the light of your particular circumstances.

Dividends paid in euro will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date you receive the dividend (or the date the depositary receives the dividend, in the case of the ADSs), regardless of whether the payment is in fact converted into U.S. dollars. Subject to certain exceptions for positions that are hedged or held for less than 60 days, an individual generally will be subject to U.S. taxation at a maximum rate of 15% in respect of dividends received before 2009. If a dividend is converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income.

Procedures for Claiming Treaty Benefits

In order to claim Treaty benefits, you must complete and deliver to the French tax authorities either:

•	the simplified certificate described below; or

•	an application for refund on French Treasury Form RF 1A EU-No. 5052.

A simplified certificate must state that:

•	you are a U.S. resident within the meaning of the Treaty;

•	you do not maintain a permanent establishment or fixed base in France with which the holding giving rise to the dividend is effectively connected;

•	you own all the rights attached to the full ownership of the shares (including dividend rights); and

•	you meet all the requirements of the Treaty for obtaining the benefit of the reduced rate of withholding tax and the refund of the avoir fiscal.

If a holder that is not an individual submits an application for refund on Form RF 1A EU-No. 5052, the application must be accompanied by an affidavit attesting that the holder is the owner of all the rights attached to the full ownership of the shares (including dividend rights).

For partnerships or trusts, claims for Treaty benefits and related attestations are made by the partners, beneficiaries or grantors who also have to supply certain additional documentation.

To be eligible for Treaty benefits, pension funds and certain other tax-exempt U.S. holders have to comply with the filing requirements described above, except that they may have to supply additional documentation evidencing their entitlement to those benefits.

Copies of the simplified certificate and the application for refund are available from the U.S. Internal Revenue Service.

If the certificate or application is not filed prior to a dividend payment, then holders may claim withholding tax and avoir fiscal refunds by filing an application for refund at the latest by December 31 of the second year following the year in which the withholding tax is paid.

If you are not entitled to a refund of the avoir fiscal but are entitled to a full refund of the précompte, or if you are a U.S. pension fund or other tax-exempt U.S. holder that is entitled to a partial refund of the précompte, you must apply for such a refund by filing French Treasury Form RF 1B EU-No. 5053 before the end of the year following the year in which the dividend was paid. This form, together with instructions, is available from the U.S. Internal Revenue Service or at the Centre des Impôts des Non-Résidents (9, rue d’Uzès, 75094 Paris Cedex 2).

The avoir fiscal or partial avoir fiscal and any French withholding tax refund will not be paid before January 15 following the end of the calendar year in which the dividend is paid.

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Capital Gains

Under the Treaty, you will not be subject to French tax on any gain derived from the sale or exchange of shares or ADSs, unless the gain is effectively connected with a permanent establishment or fixed base maintained by you in France.

For U.S. federal income tax purposes, gain or loss you realize on the sale or other disposition of the shares or ADSs will be capital gain or loss, and will be long-term capital gain or loss if the shares were held for more than one year. The net amount of long-term capital gain recognized by an individual holder generally is subject to taxation at a maximum rate of 15% for gain recognized before 2009, and otherwise at a maximum rate of 20%. Your ability to offset capital losses against ordinary income is limited.

French Estate and Gift Tax

Under the estate and gift tax convention between the United States and France, a transfer of shares or ADSs by gift or by reason of the death of a U.S. holder entitled to benefits under that convention will not be subject to French gift or inheritance tax, so long as the donor or decedent was not domiciled in France at the time of the transfer, and the shares or ADSs were not used or held for use in the conduct of a business or profession through a permanent establishment or fixed base in France.

U.S. Information Reporting and Backup Withholding Rules

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries are subject to information reporting and may be subject to backup withholding unless the holder (i) is a corporation or other exempt recipient or (ii) provides a taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. Holders that are not U.S. persons generally are not subject to information reporting or backup withholding. However, such a holder may be required to provide a certification of its non-U.S. status in connection with payments received within the United States or through a U.S.-related financial intermediary.

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LEGAL MATTERS

The validity of the new ADSs, new ordinary shares and other legal matters governed by U.S. and French law will be passed upon by Cleary, Gottlieb, Steen & Hamilton, United States and French counsel for Genesys S.A.

EXPERTS

The consolidated financial statements of Genesys S.A. for each of the three years in the period ended December 31, 2002 included and incorporated by reference in this prospectus have been audited by Ernst & Young Audit, independent auditors, as set forth in their report thereon incorporated by reference herein, and are included in reliance upon their report given on the authority of these firms as experts in accounting and auditing.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a limited liability company (société anonyme) organized under the laws of France, and all of our directors and officers reside outside the United States. In addition, a substantial portion of our assets are located in France. As a result, it may be difficult for investors to effect service of process within the United States on such persons. It may also be difficult to enforce against them, either inside or outside the United States, judgments obtained against them in U.S. courts, or to enforce in U.S. courts, judgments obtained against them in courts in jurisdictions outside the United States, in any action based on civil liabilities under the U.S. federal securities laws. There is doubt as to the enforceability against such persons in France, whether in original actions or in actions to enforce judgments of U.S. courts, of liabilities based solely on the U.S. federal securities laws. Actions for enforcement of foreign judgments against such persons would require such persons who are of French nationality to waive their right under Article 15 of the French Civil Code to be sued only in France. We believe that no such French persons have waived such right with respect to actions predicated solely upon U.S. federal securities laws. In addition, actions in the United States under the U.S. federal securities laws could be affected under certain circumstances by the French law of July 26, 1968, as amended, which may preclude or restrict the obtaining of evidence in France or from French persons in connection with such actions. Additionally, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in France.

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 8. Indemnification of Directors and Officers.

We maintain liability insurance for our directors and officers, including insurance against liabilities under the Securities Act.

Item 9. Exhibits.

(a)	Exhibits. Attached hereto are the following exhibits:

3.1
Bylaws (statuts) of Genesys (English translation) (as adopted by the General Meeting on June 28, 2002) (incorporated herein by reference to Exhibit 1.1. to our annual report on Form 20-F for the year ended December 31, 2002 as filed with the SEC on May 15, 2003).

4.1	Form of Deposit Agreement (incorporated herein by reference to Exhibit A to the Registration Statement on Form F-6 relating to our American Depositary Shares).

4.2	Form of Rights Agency Agreement between us and The Bank of New York, as rights agent with respect to the ADS rights.

5.1	Opinion of Cleary, Gottlieb, Steen & Hamilton regarding the legality of the securities being registered.

10.1
U.S. $125 million Credit Facility among Vialog Corporation, Genesys S.A., BNP Paribas and Others dated April 20, 2001, as amended November 27 2001, as amended June 11, 2002 (incorporated herein by reference to Exhibit 4.1 of our annual report on Form 20-F for the year ended December 31, 2001 as filed with the SEC on June 12, 2002).

10.2
Excerpt from the Information Document (Note d’Information) of our company relating to the terms and conditions of our 3% convertible bonds due September 2004 (incorporated herein by reference to Exhibit 10.2 to our Registration Statement on Form F-4, File No. 333- 55392).

10.3
Amendment to our U.S. $125 million Credit Facility dated April 30, 2003 (incorporated herein by reference to Exhibit 1.1. to our annual report on Form 20-F for the year ended December 31, 2002 as filed with the SEC on May 15, 2003).

21.1
For a list of our significant subsidiaries, see Item 4 “Information on the Company — Organizational Structure” of our annual report on Form 20-F for the year ended December 31, 2002 as filed with the SEC on May 15, 2003, which is incorporated herein by reference.

23.1	Consent of Ernst & Young Audit.

99.1	Form of certificate evidencing ADS rights, subscription form and letter of instruction for U.S. Holders of American Depositary Receipts.

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Item 10. Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Genesys S.A. pursuant to the provisions set forth or described in this registration statement, or otherwise, Genesys S.A. has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Genesys S.A. of expenses incurred or paid by a director, officer or controlling person of Genesys S.A. in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Genesys S.A. will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)
For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this Amendment No. 1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Montpellier, France, on July 2, 2003.

Genesys S.A.

By /s/ François Legros François Legros Chairman of the Board and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 has been signed by the following persons in the capacities indicated on July 1, 2003.

By: /s/ François Legros François Legros Chairman and Chief Executive Officer	By: Jean-Jacques Bertrand Member of the Board of Directors

By: /s/ Michael Savage Michael Savage Chief Financial Officer	By: /s/ Patrick S. Jones Patrick S. Jones Member of the Board of Directors

By: /s/ Margie Medalle Margie Medalle Authorized U.S. Representative	By: /s/ David Detert David Detert Member of the Board of Directors

By: /s/ Thomas Abbott Thomas Abbott Member of the Board of Directors

By: /s/ Paul Sfez Paul Sfez Member of the Board of Directors

By: /s/ Pierre Besnainou Pierre Besnainou Member of the Board of Directors (as representative of Universal Capital Partners)

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INDEX TO EXHIBITS

Exhibit	Description

3.1
Bylaws (statuts) of Genesys (English translation) (as adopted by the General Meeting on June 28, 2002) (incorporated herein by reference to Exhibit1.1. to our annual report on Form 20-F for the year ended December 31, 2002 as filed with the SEC on May 15, 2003).

4.1	Form of Deposit Agreement (incorporated herein by reference to Exhibit A to the Registration Statement on Form F-6 relating to our American Depositary Shares).

4.2	Form of Rights Agency Agreement between us and The Bank of New York, as rights agent with respect to the ADS rights.

5.1	Opinion of Cleary, Gottlieb, Steen & Hamilton regarding the legality of the securities being registered.

10.1
U.S. $125 million Credit Facility among Vialog Corporation, Genesys S.A., BNP Paribas and Others dated April 20, 2001, as amended November 27 2001, as amended June 11, 2002 (incorporated herein by reference to Exhibit 4.1 of our annual report on Form 20-F for the year ended December 31, 2001 as filed with the SEC on June 12, 2002).

10.2
Excerpt from the Information Document (Note d’Information) of our company relating to the terms and conditions of our 3% convertible bonds due September 2004 (incorporated herein by reference to Exhibit 10.2 to our Registration Statement on Form F-4, File No. 333- 55392).

10.3
Amendment to our U.S. $125 million Credit Facility dated April 30, 2003 (incorporated herein by reference to Exhibit 1.1. to our annual report on Form 20-F for the year ended December 31, 2002 as filed with the SEC on May 15, 2003).

21.1
For a list of our significant subsidiaries, see Item 4 “Information on the Company—Organizational Structure” of our annual report on Form 20-F for the year ended December 31, 2002 as filed with the SEC on May 15, 2003, which is incorporated herein by reference.

23.1	Consent of Ernst & Young Audit.

99.1	Form of certificate evidencing ADS rights, subscription form and letter of instruction for U.S. Holders of American Depositary Receipts.